Exhibit 99.1

PERION REPORTS FOURTH QUARTER AND FULL-YEAR 2017 RESULTS

Cost Reduction and Increase Efficiencies Efforts Have Yielded Improved Visibility and Optimized Performance
Ahead of Schedule; Management Provides Adjusted EBITDA Guidance for 2018

TEL AVIV, Israel & NEW YORK – March 15, 2018 – Perion Network Ltd. (NASDAQ: PERI), a global technology leader in advertising solutions for brands and publishers, announced today its financial results for the fourth quarter and 12 months ended December 31, 2017.

Financial Highlights*
(In millions, except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2016	2017	2016	2017
Search and other revenues	$40.5	$34.3	$172.7	$139.5
Advertising revenues	$44.1	$43.0	$140.1	$134.5
Total Revenues	$84.5	$77.3	$312.8	$274.0
GAAP Net Income (Loss)	$0.3	$(37.3)	$0.2	$(72.8)
Non-GAAP Net Income	$6.5	$6.4	$27.7	$17.4
Adjusted EBITDA	$13.5	$11.9	$45.4	$29.0
Impairment of Goodwill and Intangible assets	$0.0	$41.8	$0.0	$85.7
GAAP Diluted Earnings (Loss) Per Share	$0.00	$(0.48)	$0.00	$(0.94)
Non-GAAP Diluted Earnings Per Share	$0.08	$0.08	$0.36	$0.24

*	Reconciliation of GAAP to Non-GAAP measures follows.

Doron Grestel, Perion’s CEO commented, “The turnaround strategy we implemented earlier in 2017 is taking hold, providing Perion with a stable base for profitable growth. During the fourth quarter, we continued to advance targeted expense reductions while reallocating resources to support the investment in new technology. With these investments, we have streamlined efficiencies through the automation of our platforms and operating systems. Since I joined as CEO, Perion has secured more than $7 million in corporate expense reductions. The steps we are taking are necessary to position Perion for renewed growth and enhanced profitability in the future.”

“The industry trends driven by our Fortune 500 clients and agency partners are clear: digital media investments must protect the safety of their brands,” continued Mr. Gerstel. “Their need for engaging creative in transparent, quality environments plays perfectly into Undertone’s offering. In a recent Forbes article, Procter & Gamble's Chief Brand Officer Marc Pritchard, one of the most outspoken CMOs on this topic, called for more effective use of targeted creative to protect brands. Mr. Pritchard emphasized ‘the importance of consistency in brand building … focusing less on volume of advertising [and] more on quality.’”

Mr. Gerstel added, “while advertisers look for better quality and more engaging creative, agencies are reducing the number of partners they work with. They are looking for partners like Undertone who can offer a holistic end-to-end solution for their digital ad-spend. In the past year, Undertone has expanded their digital media offering, helping brands reach consumers on the screens and platforms that matter most—with beautiful design and innovative formats in safe and quality environments.”

“On the search side we extended our agreement with Bing through 2020, serving as a meaningful signal to the search ecosystem, stability and trust,” continued Mr. Gerstel. “As a direct result, this extension encouraged new partners to join our network and this is reflected on our fourth quarter search revenue. After five consecutive quarters, we are happy to bend the curve and report quarter-over-quarter growth. We believe this trend will continue due to the strong partnership we have with Bing.”

Financial Comparison for the Fourth Quarter of 2017:

Revenues: Revenues decreased by 9%, from $84.5 million in the fourth quarter of 2016 to $77.3 million in the fourth quarter of 2017.

Customer Acquisition Costs and Media Buy ("CAC"): CAC in the fourth quarter of 2017 was $35.1 million, remain flat at 45% of the revenues compare to $38.1 millions in the fourth quarter of 2016.

Impairment Charge: In the fourth quarter of 2017, the company recorded a non-cash impairment charge of $41.8 million to reduce the recorded value of goodwill and intangible assets related to Undertone business and its fair value. The impairment charge is primarily a result of the recent industry trends. we expect traffic acquisition costs (TAC) as a percent of revenues to increase in 2018 and beyond as industry budgets shift toward automated channels. This trend is driven by higher TAC expectations related to increased revenues in programmatic, and the effect of header bidding and Chrome ad blocker.

Net Income: On a GAAP basis, and inclusive of the non-cash impairment charge described above, net loss in the fourth quarter of 2017 was $(37.3) million as compared to net income of $0.3 million in the fourth quarter of 2016.

Non-GAAP Net Income: In the fourth quarter of 2017, non-GAAP net income was $6.4 million, or 8% of revenues, compared to $6.5 million, or 8% of revenues, in the fourth quarter of 2016.

Adjusted EBITDA: In the fourth quarter of 2017, Adjusted EBITDA was $11.9 million, or 15% of revenues, compared to $13.5 million, or 16% of revenues, in the fourth quarter of 2016.

Cash and Cash Flow from Operations: As of December 31, 2017, cash, cash equivalents and short-term deposits were $37.5 million. Cash provided by continuing operations in the fourth quarter of 2017 was $7.2 million compared to $12.1 million in the fourth quarter of 2016.

Financial Comparison for the full year of 2017:

Revenues: Revenues decreased by 12%, from $312.8 million in 2016 to $274.0 million in 2017.

Customer Acquisition Costs and Media Buy ("CAC"): CAC in 2017 were $130.9 million, or 48% of revenues, as compared to $140.2 million, or 45% of revenues, in 2016.

Impairment Charge: In 2017, the company recorded a non-cash impairment charge of $85.7 million to reduce the recorded value of goodwill and intangible assets related to Undertone business and its fair value. The impairment charge is primarily a result of the recent industry trends. we expect traffic acquisition costs (TAC) as a percent of revenues to increase in 2018 and beyond as industry budgets shift toward automated channels. This trend is driven by higher TAC expectations related to increased revenues in programmatic and the effect of header bidding and Chrome ad blocker.

Net Income: On a GAAP basis, and inclusive of the non-cash impairment charges described above, the full-year net loss was $(72.8) million as compared to net income of $0.2 million in 2016.

Non-GAAP Net Income: In 2017, non-GAAP net income was $17.4 million, or 6% of revenues, compared to $27.7 million, or 9% of revenues, in 2016.

Adjusted EBITDA: In 2017, Adjusted EBITDA was $29 million, or 11% of revenues, compared to $45.4 million, or 15% of revenues, in 2016.

Cash and Cash Flow from Operations: As of December 31, 2017, cash, cash equivalents and short-term deposits were $37.5 million. Cash provided by operations in 2017 increased by 18%, from $30.5 million in 2016 to $36.0 million in 2017.

Debt: Short-term debt, long-term debt  and convertible debt decreased by 22%, from 77.7 million in 2016 to 60.7 million in 2017.

Perion satisfies all the financial covenants associated with its public debt.

2018 Guidance

Management expects to generate Adjusted EBITDA of $28 million to $32 million for the full year of 2018.

“The turnaround efforts during 2017, related both to cost optimization and the stabilization of our Undertone and Search businesses provide management with sufficient visibility to provide 2018 Adjusted EBITDA guidance,” noted Mr. Gerstel.

Conference Call

Perion will host a conference call to discuss the results today, March 15, 2018, at 10 a.m. ET. Details are as follows:

•	Conference ID: 4677454
•	Dial-in number from within the United States: 1-866-548-4713
•	Dial-in number from Israel: 1-809-212-883
•	Dial-in number (other international): 1-323-794-2093
•	Playback available until March 22, 2018 by calling 1-844-512-2921 (United States) or 1-412-3176671 (international). Please use PIN code 4677454 for the replay.
•	Link to the live webcast accessible at https://www.perion.com/ir-info/

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter @perionnetwork.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, restructuring costs, loss from discontinued operations, accretion of acquisition related contingent consideration, impairment of goodwill, amortization and impairment of acquired intangible assets and the related taxes thereon, non-recurring tax expenses, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars when the bonds were issued. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 7, 2017. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
Perion.Investor.Relations@perion.com
Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2016	2017	2016	2017
	Audited	Audited	Audited	Audited
Revenues:
Search and other	$40,488	$34,251	$172,683	$139,505
Advertising	44,054	43,029	140,111	134,481
Total Revenues	84,542	77,280	312,794	273,986

Costs and Expenses:
Cost of revenues	7,011	6,838	25,924	24,659
Customer acquisition costs and media buy	38,145	35,092	140,210	130,885
Research and development	6,054	4,406	25,221	17,189
Selling and marketing	14,364	14,309	54,559	52,742
General and administrative	7,303	5,369	28,827	21,911
Depreciation and amortization	6,174	3,294	25,977	16,591
Impairment charges	-	41,820	-	85,667
Restructuring costs	-	-	728	-
Total Costs and Expenses	79,051	111,128	301,446	349,644

Income (Loss) from Operations	5,491	(33,848)	11,348	(75,658)
Financial expense, net	1,882	1,756	8,288	5,922

Income (Loss) before Taxes on income	3,609	(35,604)	3,060	(81,580)
Taxes on income	3,290	1,673	212	(8,826)

Net Income (loss) from continuing operations	319	(37,277)	2,848	(72,754)
Net Loss from discontinued operations	-	-	(2,647)	-

Net Income (Loss)	$319	$(37,277)	$201	$(72,754)

Net Earnings (Loss) per Share - Basic and Diluted:
Continuing operations	$0.00	$(0.48)	$0.04	$(0.94)
Discontinued operations	$-	$-	$(0.04)	$-

Weighted average number of shares continuing and discontinued
Basic	77,163,670	77,550,069	76,560,454	77,549,171
Diluted	77,540,690	77,550,069	76,673,803	77,549,171

*) less than $0.01

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

In thousands

	December 31,	December 31,
	2016	2017
	Audited	Unaudited
ASSETS

Current Assets:
Cash and cash equivalents	$23,962	$31,567
Short-term bank deposit	8,414	5,913
Accounts receivable, net	71,346	62,830
Prepaid expenses and other current assets	10,036	13,955
Total Current Assets	113,758	114,265

Property and equipment, net	14,205	17,476
Goodwill and intangible assets, net	234,755	136,360
Deferred taxes	4,117	4,798
Other assets	1,617	1,128

Total Assets	$368,452	$274,027

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$38,293	$39,180
Accrued expenses and other liabilities	17,466	17,784
Short-term loans and current maturities of long-term and convertible debt	17,944	13,989
Deferred revenues	5,354	5,271
Payment obligation related to acquisitions	7,653	5,146
Total Current Liabilities	86,710	81,370
Long-Term Liabilities:
Long-term debt, net of current maturities	37,928	30,026
Convertible debt, net of current maturities	21,862	16,693
Deferred taxes	8,087	-
Other long-term liabilities	5,721	7,606
Total Liabilities	160,308	135,695

Shareholders' equity:
Ordinary shares	210	211
Additional paid-in capital	234,831	236,975
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain (loss)	(265)	532
Accumulated deficit	(25,630)	(98,384)
Total Shareholders' Equity	208,144	138,332

Total Liabilities and Shareholders' Equity	$368,452	$274,027

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Year ended December 31,
	2016	2017
	Unaudited	Unaudited
Operating activities:
Net Income (loss)	$201	$(72,754)
Loss from discontinued operations, net	(2,647)	-
Net Income (Loss) from continuing operations	2,848	(72,754)

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,977	16,591
Impairment of goodwill and intangible assets	-	85,667
Restructuring costs related to impairment of property and equipment	254	-
Stock based compensation expense	6,844	2,112
Accretion of payment obligation related to acquisition	320	43
Foreign currency translation	980	83
Accrued interest, net	406	475
Deferred taxes, net	(3,268)	(8,877)
Change in payment obligation related to acquisition	983	-
Fair value revaluation - convertible debt	1,350	3,785
Net changes in operating assets and liabilities	(2,910)	8,888
Net cash provided by continuing operating activities	33,784	36,013
Net cash used in discontinued activities	(3,329)	-
Net cash provided by operating activities	$30,455	$36,013
Investing activities:
Purchases of property and equipment	$(1,353)	$(1,596)
Capitalization of development costs	(4,591)	(5,756)
Change in restricted cash, net	647	-
Short-term deposits, net	34,028	2,501
Net cash provided by investing activities	$28,731	$(4,851)
Financing activities:
Exercise of stock options and restricted share units	2	1
Payment made in connection with acquisition	(29,537)	(2,551)
Proceeds from Short-term loans	40,000	-
Proceeds from Long-term loans	-	5,000
Repayment of convertible debt	(7,620)	(7,901)
Repayment of short-term loans	(46,000)	(7,000)
Repayment of long-term loans	(9,452)	(11,389)
Net cash used in financing activities	$(52,607)	$(23,840)
Effect of exchange rate changes on cash and cash equivalents	(136)	283
Net increase in cash and cash equivalents	9,772	7,605
Net cash used in discontinued activities	(3,329)	-
Cash and cash equivalents at beginning of period	17,519	23,962
Cash and cash equivalents at end of period	$23,962	$31,567

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2016	2017	2016	2017
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP Net Income from continuing operations	$319	$(37,277)	$2,848	$(72,754)
Acquisition related expenses	-	-	179	-
Valuation adjustment on acquired deferred revenues	-	-	359	-
Share based compensation	1,859	446	6,844	2,112
Amortization of acquired intangible assets	5,173	2,416	21,974	13,024
Restructuring costs	-	-	728	-
Legal fees	-	206	-	206
Impairment of goodwill and intangible assets	-	41,820	-	85,667
Fair value revaluation of convertible debt and related derivative	274	538	408	1,148
Accretion of payment obligation related to acquisition	33	(18)	1,303	43
Taxes on the above items	(1,140)	(1,763)	(6,950)	(12,010)
Non-GAAP Net Income from continuing operations	$6,518	$6,368	$27,693	$17,436

Non-GAAP Net Income from continuing operations	$6,518	$6,368	$27,693	$17,436
Taxes on income	4,430	3,436	7,162	3,184
Financial expense, net	1,575	1,236	6,577	4,731
Depreciation	1,001	877	4,003	3,566
Adjusted EBITDA	$13,524	$11,917	$45,435	$28,917

Non-GAAP diluted earnings per share	$0.08	$0.08	$0.36	$0.24

Shares used in computing non-GAAP diluted earnings per share	77,540,690	77,567,040	76,673,803	79,122,597